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                              July 20, 2020

       Mostafa Nagaty
       Chief Financial Officer
       KKR Real Estate Finance Trust Inc.
       9 West 57th Street, Suite 4200
       New York, NY 10019

                                                        Re: KKR Real Estate
Finance Trust Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Form 10-Q for the
quarterly period ended March 31, 2020
                                                            File No. 001-38082

       Dear Mr. Nagaty:

               We have reviewed your June 16, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 5, 2020 letter.

       Form 10-Q for the quarterly period ended March 31, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Core Earnings , page 46

   1. We note your response to comment 1. It appears your presentation of Core Earnings, which excludes the
provision for credit losses, substitute individually tailored recognition and measurement methods
for those of GAAP and could violate Rule 100(b) of
                                                        Regulation G. Refer to
Question 100.04 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations, which is available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please tell us how you considered this
guidance when determining the appropriateness of your presentation.
                                                        Include within your
response why making an adjustment for the unrealized provision for credit losses and no
adjustment for realized credit losses to arrive at Core Earnings is
 Mostafa Nagaty
KKR Real Estate Finance Trust Inc.
July 20, 2020
Page 2
         necessary and relevant to your industry.
      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameMostafa Nagaty                        Sincerely,
Comapany NameKKR Real Estate Finance Trust Inc.
                                                        Division of Corporation
Finance
July 20, 2020 Page 2                                    Office of Real Estate &
Construction
FirstName LastName